Exhibit 99.1

Press Release	Media Contact Matthias Link T +49 6172 609-2872 matthias.link@fresenius.com Contact for analysts and investors Dr. Dominik Heger T +49 6172 609-2601 dominik.heger@fmc-ag.com

November 2, 2017	www.freseniusmedicalcare.com

Fresenius Medical Care delivers solid Q3 despite impact from natural disasters in North America

•                  Revenue growth of 3% (+8% at constant currency)

•                  Operating income stable (+4% at constant currency)

•                  North American business impacted by natural disasters

•                  North America Care Coordination activities grow by 20% (+26% at constant currency), margin expands significantly to 7%

•                  FY 2017 outlook confirmed

Key figures (IFRS)

EUR million	Q3 2017	Growth yoy	Growth yoy at constant currency
Revenue	4,336	3%	8%
Adjusted revenue[1]	4,339	3%	8%
Operating income (EBIT)	609	0%	4%
Adjusted operating income (EBIT) [1,2]	624	2%	6%
Net income[3]	309	2%	6%
Adjusted net income[1,2,3]	319	5%	8%
Basic earnings per share (in EUR)	1.01	1%	6%
Adjusted basic earnings per share (in EUR) [1,2]	1.04	5%	8%

1       Adjusted for the exchange rate impact on the effects of the agreement with the U.S. Departments of Veterans Affairs and Justice on outstanding payments

2  Adjusted for the cost effects, net of anticipated recoveries from natural disasters in North America (natural disaster costs)

3       Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

Rice Powell, Chief Executive Officer of Fresenius Medical Care, stated: “This was a very challenging quarter for many of our patients and employees in North America. Thanks to the spirit and commitment of our employees, we were able to provide dialysis to patients under extreme circumstances in the disaster areas. I am very proud of what our team has achieved in helping both patients and employees. We delivered a solid quarter despite the effects from several natural disasters.”

Revenue & Earnings

Revenue for the third quarter improved by 3% to EUR 4,336 million (+8% at constant currency). Health Care Services revenue of EUR 3,532 million (+8% at constant currency) was supported by an increase in organic revenue from Care Coordination, same-market treatment growth in dialysis services and contributions from acquisitions. Health Care Products revenue increased by 4% to EUR 804 million (+8% in constant currency) in the third quarter, mainly driven by higher sales of dialyzers, machines, peritoneal dialysis products, renal pharmaceuticals, bloodlines and products for acute care. Revenue in the first nine months of 2017 increased by 10% to EUR 13,355 million. Health Care Services revenue grew by 11% (+10% at constant currency), while Health Care Products revenue increased by 7% (+7% at constant currency).

In the third quarter, operating income (EBIT) was stable at EUR 609 million (+4% at constant currency). Foreign currency effects had a negative impact on the performance worldwide. In addition, lower contributions from the vascular business, higher costs in the pharmacy services business and natural disaster costs in North America negatively impacted EBIT, while organic growth and lower research and development expenses had a positive impact. The EBIT margin fell by 50 basis points to 14.0%. For the year’s first nine months, EBIT increased by 10% to EUR 1,843 million.

Net interest expense in the third quarter was EUR 86 million, compared to EUR 90 million in the third quarter of 2016. The reduction was driven by a favorable foreign currency translation effect. At constant exchange rates, net interest expense remained stable. For the first nine months of 2017, net interest expense decreased by 1% to EUR 274 million.

Income tax expense was stable at EUR 152 million in the third quarter. This translates into an effective tax rate of 29.0%, a decrease of 20 basis points compared with the third quarter of 2016 (29.2%). Income taxes in both periods were favorably impacted by adjustments of tax liabilities which are regularly reviewed to reflect resolved matters or new information. For the first nine months of 2017, income tax expense increased to EUR 484 million, translating into an effective tax rate of 30.8% (+40 basis points).

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA increased by 2% to EUR 309 million in the third quarter (+6% at constant currency). Excluding the 2017 impact from (i) the adjustment for the exchange rate impact on the effects of the agreement with the U.S. Departments of Veterans Affairs and Justice, and (ii) the impact from natural disaster costs in North America, net income increased to EUR 319 million (+5%, +8% at constant currency) in the third quarter. Based on approximately 306.6 million shares (weighted average number of shares outstanding), basic earnings per share (EPS) increased from EUR 0.99 to EUR 1.01 (+1%). EPS excluding the two effects described above increased to EUR 1.04 (+5%).

For the first nine months of 2017, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA increased by 13% to EUR 886 million. Adjusted for the impact from the agreement with the U.S. Departments of Veterans Affairs and Justice and the natural disaster costs, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA was at EUR 842 million (+8%). Basic EPS improved by the same rate, to EUR 2.89. Adjusted for the two effect described before, EPS was at EUR 2.75 (+8%).

Segment development

In the third quarter, North America revenue increased by 2% to EUR 3,115 million. Health Care Services revenue grew by 2% to EUR 2,904 million (+8% at constant currency), of which Care Coordination contributed EUR 705 million (+20%, 26% at constant currency), supported by significant organic revenue growth. Dialysis care revenue decreased by 2% to EUR 2,199 million (+3% at constant currency). Dialysis treatments increased by 3%. Revenue per treatment in the United States was up by $2 to $352 while cost per treatment increased $6 to $284, largely driven by higher personnel expense, the impact from natural disaster costs and a higher bad debt expense. Health Care Products revenue grew by 1% to EUR 211 million (+6% at constant currency). The growth at constant currency was mainly driven by higher sales of peritoneal dialysis products, machines and renal drugs.

Operating income in North America came in 1% lower at EUR 483 million (+4% at constant currency). The operating income margin of 15.5% (16.0% adjusted for natural disaster costs) was ahead of the second quarter of 2017, but weaker than the previous year’s third quarter (-60 basis points). This decline was attributable to natural disaster costs, higher personnel expense and increased costs for supply, rent and bad debt, as well as lower income from equity method investees, partially offset by lower costs for healthcare supplies and the prior-year cost impact related to the vesting of long-term incentive grants. The EBIT margin in Care Coordination came in at 6.6% (6.7% adjusted for natural disaster costs), a strong increase of 150 basis points over the third quarter of 2016.

For the first nine months of 2017, North America revenue increased by 10% to EUR 9,715 million (+10% at constant currency). Operating income increased in line with revenue growth to EUR 1,478 million (+9% at constant currency).

EMEA revenue increased by 5% to EUR 632 million (+6% at constant currency). Health Care Services revenue for the EMEA segment increased by 4% to EUR 311 million (+5% at constant currency). This was mainly the result of growth in same market treatments and contributions from acquisitions, partially offset by decreases in organic revenue per treatment. Dialysis treatments increased by 4%. Health Care Products revenue increased by 5% (+7% at constant currency) to EUR 321 million. The growth in dialysis products was driven by higher sales of dialyzers and products for peritoneal dialysis and acute care. Non-dialysis products grew by 58% to EUR 19 million principally due to the acquisition of Xenios.

Operating income in the EMEA segment decreased by 5% to EUR 106 million in the third quarter (+6% at constant currency) due to planned investments in Xenios, foreign currency transaction losses and lower income from equity method investees, as well as pressure on reimbursement in some countries partially offset by the favorable impact from a legal settlement and lower bad debt expense. The operating income margin decreased to 16.8% (-180 basis points).

For the first nine months of 2017, EMEA revenue increased by 6% to EUR 1,888 million (+6% at constant currency) and operating income decreased by 6% to EUR 333 million (+6% at constant currency).

Asia-Pacific revenue grew by 7% (+14% at constant currency) to EUR 411 million in the third quarter. With growth of +12% (+21% at constant currency) the region recorded EUR 194 million in Health Care Services revenue, mainly driven by the acquisition impact from Cura Group in Australia. Dialysis treatments increased by 7%.

With a 4% growth in revenue to EUR 217 million (+9% at constant currency), the Health Care Product business increased sales of machines, dialyzers, bloodlines and peritoneal dialysis products.

Operating income showed a slight increase (+1%) to EUR 77 million (+7% at constant currency). The operating income margin was at 18.8% (-110 basis points). This was primarily driven by an unfavorable mix effect related to acquisitions with lower margins and the impact from foreign currency transaction effects.

For the first nine months of 2017, Asia-Pacific revenue grew by 12% to EUR 1,206 million (+13% at constant currency) and operating income increased by 17% to EUR 237 million (+18% at constant currency).

Latin America delivered revenue of EUR 175 million, an increase of 2% (+11% at constant currency). Health Care Services revenue decreased by 1% to EUR 123 million. The growth of 11% at constant currency was a result of higher organic revenue per treatment and contributions from acquisitions. Dialysis treatments increased by 1%.

Health Care Products revenue increased by 9% to EUR 52 million (+13% at constant currency), as a result of higher sales of machines and disposables, partially offset by lower sales of renal pharmaceuticals.

Operating income came in at the previous year’s level of EUR 18 million (+6% at constant currency), impacted by unfavorable foreign currency effects and higher costs primarily related to inflation but mainly compensated by higher reimbursement rates. The operating margin was at last year’s level of 10.2% (-20 basis points).

For the first nine months of 2017, Latin America revenue grew by 15% to EUR 535 million (+15% at constant currency) and operating income increased by 6% to EUR 45 million (+10% at constant currency).

Cash flow

In the third quarter of 2017, the company generated EUR 612 million (Q3 2016: EUR 393 million) in net cash provided by operating activities, representing a strong improvement to 14.1% of revenue (Q3 2016: 9.3%). The increase is primarily attributable to last year’s cash contribution to a pension plan in the United States, as well as other working capital items. Free cash flow was also very strong at EUR 386 million, compared to EUR 182 million for the third quarter of 2016.

In the first nine months of 2017, the company generated net cash provided by operating activities of EUR 1,664 million, representing 12.5% of revenue.

Employees

As of September 30, 2017, Fresenius Medical Care had 113,648 employees (full-time equivalents) worldwide, compared with 108,851 employees at the end of September 2016. This increase of 4% was primarily attributable to our continued organic growth and acquisitions.

Recent events

In August 2017, Fresenius Medical Care signed a merger agreement to acquire NxStage Medical, Inc., a U.S.-based medical technology and services company. The planned acquisition has a total transaction volume of approximately EUR 1.7 billion (USD 2.0 billion). On October 27, shareholders of NxStage approved the acquisition by Fresenius Medical Care. The completion of the acquisition is subject to regulatory approvals and other customary closing conditions. Closing is currently expected to occur in 2018.

In September 2017, Fresenius Medical Care announced the divestment of Shiel Medical Laboratory, which provides non-renal lab services. Closing of the transaction is subject to regulatory approvals and anticipated in the fourth quarter of 2017.

Outlook 2017 confirmed

Excluding the effects from natural disaster costs and the effects of the agreement with the U.S. Departments of Veterans Affairs and Justice, Fresenius Medical Care confirms its full-year outlook 2017. The company expects revenue growth between +8% and +10% at constant currency. Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA is expected to increase by +7% to +9% at constant currency over the previous year.

Conference call

Fresenius Medical Care will hold a conference call to discuss the results of the third quarter & first nine months of 2017 on Thursday, November 2, 2017 at 3:30 p.m. CET/ 10:30 a.m. EDT. The company invites investors to follow the live webcast of the call on the company’s website www.freseniusmedicalcare.com in the “Investors/Events” section. A replay will be available shortly after the call.

Please refer to our statement of earnings included at the end of this news and to the attachments as separate excel- and PDF-files for a complete overview of the results for the third quarter/first nine months of 2017.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,714 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 317,792 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimers

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release. The statements contained in this document are solely those of Fresenius Medical Care and do not necessarily reflect the views or policies of CMS. Fresenius Medical Care assumes responsibility for the accuracy and completeness of the information contained in this document.

Fresenius Medical Care - Statement of earnings

in Euro million, except share data, unaudited

	Three months ended
	September 30,
	2017	2016	Change
Revenue
Health Care Services	3,532	3,438	2.7%
Health Care Products	804	773	3.9%
Total revenue	4,336	4,211	2.9%

Cost of revenue	2,911	2,796	4.1%
Gross profit	1,425	1,415	0.7%
Selling, general and administrative	801	790	1.3%
Research and development	28	40	-29.3%
Income from equity method investees	(13)	(26)	-48.9%
Operating income (EBIT)	609	611	-0.3%

Interest expense, net	86	90	-3.8%
Income before taxes	523	521	0.3%
Income tax expense	152	152	-0.3%
Net income	371	369	0.5%
Less: Net income attributable to noncontrolling interests	62	65	-5.0%
Net income attributable to shareholders of FMC AG & Co. KGaA	309	304	1.6%

Operating income (EBIT)	609	611	-0.3%
Depreciation and amortization	177	175	1.0%
EBITDA	786	786	-0.1%
EBITDA margin	18.1%	18.7%

Weighted average number of shares	306,572,494	305,972,432

Basic earnings per share	€1.01	€0.99	1.4%
Basic earnings per ADS	€0.50	€0.50	1.4%

In percent of revenue
Costs of revenue	67.2%	66.4%
Gross profit	32.8%	33.6%
Operating income (EBIT)	14.0%	14.5%
Net income attributable to shareholders of FMC AG & Co. KGaA	7.1%	7.2%

Fresenius Medical Care - Statement of earnings

in Euro million, except share data, unaudited

	Nine months ended
	September 30,
	2017	2016	Change
Revenue
Health Care Services	10,950	9,910	10.5%
Health Care Products	2,405	2,243	7.2%
Total revenue	13,355	12,153	9.9%

Cost of revenue	8,844	8,090	9.3%
Gross profit	4,511	4,063	11.0%
Selling, general and administrative	2,624	2,331	12.6%
Research and development	95	108	-11.8%
Income from equity method investees	(51)	(55)	-6.6%
Operating income (EBIT)	1,843	1,679	9.8%

Interest expense, net	274	276	-0.7%
Income before taxes	1,569	1,403	11.8%
Income tax expense	484	427	13.2%
Net income	1,085	976	11.2%
Less: Net income attributable to noncontrolling interests	199	195	2.5%
Net income attributable to shareholders of FMC AG & Co. KGaA	886	781	13.4%

Operating income (EBIT)	1,843	1,679	9.8%
Depreciation and amortization	554	513	7.9%
EBITDA	2,397	2,192	9.3%
EBITDA margin	17.9%	18.0%

Weighted average number of shares	306,447,106	305,602,983

Basic earnings per share	€2.89	€2.56	13.1%
Basic earnings per ADS	€1.45	€1.28	13.1%

In percent of revenue
Costs of revenue	66.2%	66.6%
Gross profit	33.8%	33.4%
Operating income (EBIT)	13.8%	13.8%
Net income attributable to shareholders of FMC AG & Co. KGaA	6.6%	6.4%